February 8, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. David Orlic, Esq.
Re:	QuinStreet, Inc. Registration Statement on Form S-1 Registration File No. 333-163228
Dear Ladies and Gentlemen:
     In accordance with Rule 461 of the Securities Act of 1933 (the “Act”), we hereby join in the request of QuinStreet, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Standard Time on February 10, 2010, or as soon thereafter as practicable.
     Pursuant to Rule 460 under the Act, we, as representatives of the several Underwriters, wish to advise you that during the period from February 2, 2010 through the date hereof 5,009 copies of the Preliminary Prospectus dated February 2, 2010 were distributed to prospective underwriters, institutional investors, dealers and others.
     We, the undersigned, as representatives of the several Underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

J.P. MORGAN SECURITIES INC.

Acting severally on behalf of themselves and the several
Underwriters

By:  Credit Suisse Securities (USA) LLC

/s/ Michael H. Jensen
Name:	Michael H. Jensen
Title:	Director

By: Merrill Lynch, Pierce, Fenner & Smith Incorporated
/s/ Michele A. H. Allong
Name:	Michele A. H. Allong
Title:	Authorized Signatory

By: J.P. Morgan Securities Inc.
/s/ Noah Wintroub
Name:	Noah Wintroub
Title:	Executive Director